Exhibit 1.5

CDC Software Concludes Successful User Group Conference in China

HONG KONG November 13, 2002. CDC Software, a wholly owned subsidiary of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], today announced its subsidiary, Platinum China, had concluded its first User Group Conference (UGC) in Kunming, China, with over 70 companies and 120 participants attending the event.

The three-day conference themed “OUTLOOK 2002…The Bridge to Success” was successfully held from November 6 to 9, 2002 in the “Spring City” of Kunming, China. This conference provided an interactive platform for existing customers and alliance partners to share their experiences deploying and utilizing the various business management software applications developed and distributed by CDC Software, as well as providing networking opportunities for industry players and prospective clients. The UGC was well received by the attendees, several of which commented as follows:

Katherine Xu, Regional Manager West China, Microsoft (China), Co., Ltd., said, “The Conference was exciting and impressive. Given their commitment in customer service, their understanding of client needs and business requirements, their vision in the software industry as well as their senior management’s long-term commitment to clients and the China market, we believe the solutions provided by Platinum China can greatly increase the competitive edge of enterprises in China. In addition, the positive feedback regarding the products and services provided by Platinum China from most of the clients laid a solid foundation of our confidence in the long-term and closer cooperation with Platinum China.”

Veronica Cheung, Human Resources Manager (System & Project), China, Swire Beverages, commented, “The UGC provided an interactive platform for customer discussion. It allowed us to learn more about other products of Platinum China and to learn about the latest development of new versions. For instance, we learned about the new version of OrgPlus which is a great improvement compared to the existing version that we’re using.”

David VanToor, Vice President of Best Software stated, “Platinum China has been a committed partner of the Platinum for Windows software application for over 5 ½ years. They continue to be one of our leading PFW distributors around the world, and thus were recently presented with the award ‘Best International Distributor of Platinum for Windows’ for the Year 2002. Attending the UGC and hearing all of the positive comments from the users further reaffirms that Platinum China continues to provide quality services and support.”

Christina H. Zhang, Director of Human Resources, Asia Strategic Investment Corporation, said, “It was my pleasure to attend Platinum China’s first Annual User Group Conference. Through this event, not only did we get a better understanding of Platinum China’s products, software, technology and development trends, but also got to know more of our peers and have other customers share their experiences in project management and implementation of eHR and HRMS.

I believe this will be of great importance with the improvement of our HRMS project implementation.”

Highlighted clients attending the UGC included Allied Faxi Foods, Asia Strategic Investment Corporation, Aventis (China) Inv. Co., Ltd., Bayer Healthcare Co., Ltd., Best Software, Carrefour Management Services Co. Ltd., Deloitte Touche Tohmatsu (HCAS), ESPRIT, IKEA Trading (Hong Kong) LTD., Pacific-Aetna Life Insurance Co., Ltd., Microsoft (China), Co., Ltd., Panasonic, Roche (China) Limited, Sheraton Hotel & Towers in China, Siemens Electrical Drives Ltd., Swire Beverages, The Westin Shanghai, Wrigley Chewing Gum Co., Ltd., etc.

Steve Collins, Managing Director of CDC Software, commented, “We are proud to announce the success of the event that we have just concluded in Kunming. This was the first user group conference that we held and we are glad to see the positive feedback from our customers that our products are gaining significant traction in the market. We believe that backend enterprise solutions such as human resources and payroll management, financial and accounting systems are mission-critical to enterprises in China, particularly in competition with overseas companies after China entered the WTO. We feel that there is great potential, and given our expertise in this arena we are well positioned to become one of the leading developers and service providers of backend business management solutions throughout Greater China.”

To learn more about the conference, “OUTLOOK 2002…The Bridge to Success”, please visit www.PlatinumChina.com.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets — the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software entity, CDC Software, has been established to spearhead the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. chinadotcom’s software arm currently has 1,000 installations and 400 customers in Greater China.

For more information about chinadotcom corporation, please visit www.corp.china.com

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations (Hong Kong)

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations (US)

Craig Celek, US, VP, Investor Relations
Tel	:	1(212) 661 2160
Fax	:	1(973) 591 9976
e-mail	:	craig.celek@hk.china.com

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